Exhibit 99.1

SANDSTORM GOLD PROVIDES DEVELOPMENT AND EXPLORATION UPDATES ON ROYALTY ASSETS

Vancouver, British Columbia — July 26, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide development and exploration updates at various projects underlying the Company’s streams and royalties.

Sandstorm President & CEO, Nolan Watson stated, “In addition to a number of projects that are developing toward production, more than 400,000 metres of drilling is expected to be completed on Sandstorm royalty properties during 2017. In a year where financing has been difficult to come by for most exploration companies, this is an encouraging development for Sandstorm shareholders.”

— Development Continues at Cerro Moro, Production Expected in 2018

Yamana Gold Inc. (“Yamana”) has reported that development is on schedule at the Cerro Moro project in Argentina. In the first quarter of 2017, 219 metres of underground development was completed. The detailed engineering is slightly ahead of schedule and the completion of the mechanical installation of the processing plant is on track for the end of 2017. The ball and sag mills are now at site, and an ore stockpile continues to be built up. Contractors have begun construction of the tailings dam and the start-up of production is expected in 2018.

The 2017 exploration budget of US$8 million is part of a four year, US$30 million program to add ounces to the mineral resource at Cerro Moro. Yamana is continuing to infill drill the core Escondida mineral shoots to expand the mineral resource base with 12,000 metres of drilling. Concurrent to this, they will be mapping, sampling, and developing targets near mine concessions. An additional 9,000 metres is budgeted to follow-up on targets identified for further testing.

During the first half of 2017, Yamana continued to map and sample prospective targets close to the planned mine complex. Drill testing began in late February and 1,059 metres of drilling distributed in 10 holes was completed testing the Carla, Esperanza channel and Martina cut-back targets.

For more information visit the Yamana website at www.yamana.com and see press release dated May 3, 2017.

Beginning in 2019, Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

— Extension of Piaba Gold Deposit at the Aurizona Gold Mine

Trek Mining Inc. (“Trek”) continues to announce drilling results from the ongoing exploration program at their Aurizona gold mine in Brazil (“Aurizona”). The current gold reserves at Aurizona are contained primarily within the Piaba gold deposit, which remains open along strike and at depth.

Piaba West is a potential 900-metre long extension of the Piaba gold deposit and is the first of several near-mine targets to be drilled as part of Trek’s planned 30,000-metre 2017 exploration program at Aurizona. Approximately 7,000 metres of drilling has been completed at Piaba West this year and has successfully demonstrated that the Piaba gold mineralization extends below and up to 350 metres along strike of the Piaba gold deposit reserve pit. Drilling highlights from step-out and infill drill holes at Piaba west include:

•	BRAZD529: 1.9 g/t gold over 25.0 metres

•	BRAZD534: 1.1 g/t gold over 44.5 metres

•	BRAZD536: 5.7 g/t gold over 8.7 metres, 1.3 g/t gold over 21.0 metres and 1.0 g/t over 11.0 metres

•	BRAZD538: 2.3 g/t gold over 5.1 metres and 1.3 g/t gold over 25.3 metres

•	BRAZP584: 1.5 g/t gold over 43.0 metres including;

o	6.1 g/t gold over 6.0 metres

•	BRAZP587: 19.7 g/t gold over 1.0 metres and 67.1 g/t gold over 5.0 metres including;

o	329.0 g/t gold over 1.0 metres

•	BRAZP591: 1.2 g/t gold over 39.0 metres

•	BRAZP596: 1.5 g/t gold over 5.0 metres and 5.1 g/t gold over 20.0 metres.

True widths of the mineralized intervals are interpreted to be 60 to 90 percent of the reported lengths. For more information and for complete drill results visit the Trek website at www.trekmining.com and see the press releases dated May 17, 2017, June 27, 2017 and July 25, 2017.

Sandstorm has a 3% - 5% sliding scale net smelter returns (“NSR”) royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a 190,073 hectare package of exploration ground adjacent to the Aurizona project. Trek recently announced an exploration agreement with AngloGold Ashanti Limited (“AngloGold”), whereby AngloGold may invest US$14 million in exploration to earn a 70% interest in Aurizona Greenfields.

— Rambler Announces Drill Results for 2017 Program at the Ming Mine

Rambler Metals and Mining plc (“Rambler”) announced the start of a surface diamond drilling program targeting the depth extension of both the Lower Footwall Zone (“LFZ”) and high grade Ming Massive Sulphides (“MMS”) at the Ming Mine in Newfoundland, Canada (“Ming”).

Since commercial production began in 2012, Rambler has been primarily mining the 1807 Zone and has replaced mined material through exploration. The 2017 exploration drill program has again been successful in achieving this goal with the 1807 Zone still open at depth.

New drilling in the Ming North Zone (“MNZ”) has shown continued mineralization at depth. The MNZ is not included in any of the mineral resources or reserve estimates and Rambler has identified it as a potential new source for high grade massive sulphides.

Highlighted drill results from 2017 include:

Hole	Zone	Length (m)	Cu (%)	Au (g/t)
R17-660-01	1807	2.32	2.10	5.8
R17-660-02	1807	9.50	1.83	4.1
R17-660-03	1807	6.30	2.81	5.0
R17-660-05	1807	3.84	1.28	3.4
R17-660-07	1807	18.86	1.46	2.6
R17-660-10	1807	1.82	3.57	2.2
R17-660-11	1807	1.20	2.31	7.0
R17-660-14	1807	2.57	3.02	2.8

R17-660-16	1807	2.03	2.78	4.0
R17-660-18	1807	2.58	1.92	2.3
R17-660-19	1807	3.60	2.06	3.6

R17-675-01	MNZ	1.60	4.67	1.0
R17-675-04	MNZ	4.00	3.17	6.6
R17-675-05	MNZ	21.00	3.10	1.1
Including	MNZ	6.10	7.30	2.0
R17-675-06	MNZ	3.50	3.85	3.8
R17-675-07	MNZ	17.97	2.79	1.7
R17-675-08	MNZ	11.20	2.72	0.8
R17-675-09	MNZ	3.06	1.96	2.4
R17-675-10	MNZ	1.41	6.70	8.1

True widths are estimate to range between 40%-80% of core lengths. For more information, visit the Rambler website at www.ramblermines.com and see the press release dated June 27, 2017.

Sandstorm has a gold stream agreement with Rambler to receive 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter from the Ming mine.

— Entrée Resources Provides Updates on Oyu Tolgoi Underground Development

Entrée Resources Ltd. (“Entrée”) recently provided an update on underground development at the Hugo North project in Mongolia. Hugo North is part of the Oyu Tolgoi mine complex owned by Turquoise Hill Resources Ltd. and the Government of Mongolia. The focus of activities during the first quarter of 2017 was lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system. The equivalent of approximately one kilometre of lateral development was completed during the first quarter. In the second half of 2017, the sinking of Shaft 2 is expected to reach its final depth of 1,284 metres. Shaft 5 is expected to be completed in early 2018.

The first physical development on the Entrée/OTLLC joint venture property will be the sinking of Shaft 4 which is expected to commence in 2018 and to be completed in 2021.

For more information, visit www.entreeresourcesltd.com and see the press releases dated May 9, 2017 and June 19, 2017.

Sandstorm has a stream agreement to purchase 5.62% of the gold and silver from the Hugo North Extension, 4.26% of the gold and silver from the Heruga deposits, and 0.42% of the copper produced from both the Hugo North Extension and Heruga deposits. These deposits are the northern-most and southern-most, respectively, in the 12 kilometre-long Oyu Tolgoi series of deposits.

— Erdene Expands Mineralization at Bayan Khundii & Altan Nar

Erdene Resource Development Corp. (“Erdene”) is completing a 20,000 metre exploration drill program at the Bayan Khundii project in Mongolia. The drill program is focusing on expanding areas of gold mineralization at the Gold Hill, Striker, and Midfield zones, and to test new mineralized zones elsewhere in the project area. There are two drill rigs on site; one rig is continuing the exploration program while the second drill rig is dedicated to a closer spaced resource delineation program.

On June 8, 2017, Erdene announced mineralization discovered under cover north of the Midfield Zone that may be the extension of the high-grade corridor that runs northeast from the Gold Hill zone through Striker and now beyond the Midfield zone. Hole BKD-110, located 60 metres north of Midfield, was one of four previously announced step-out holes where visible gold was observed. On July 17, 2017, Erdene announced additional mineralization intersected west of Midfield in drill hole BKD 166. This hole was drilled 50 metres west of previously reported drill hole BKD-100, along the western edge of the Midfield Zone. BKD-100 did not return significant gold mineralization as the hole intersected a syenite intrusion and was speculated to truncate the western extension of Midfield. BKD-166 suggests the syenite encountered in BKD-100 may be smaller and the Midfield mineralization continues west of BKD-100. A series of holes completed south of BKD-166, and west of the Striker Zone returned multiple gold intersections under younger, post mineral cover. Results included 5.0 metres of 4.5 g/t gold within 28.0 metres of 1.4 g/t gold in hole BKD 172. Additional drilling will be required to confirm the true extent of the mineralization in this area.

Drilling highlights from the exploration program include:

•	BKD-110: 2.8 g/t gold over 108.3 metres including;

o	2.8 g/t gold over 55.3 metres

o	3.6 g/t gold over 42 metres including;

▪	7.23 g/t gold over 20 metres

•	BKD-111: 3.0 g/t gold over 55.4 metres including;

o	5.3 g/t gold over 25 metres

•	BKD-118: 12.8 g/t gold over 10 metres

•	BKD-122: 0.8 g/t gold over 14 metres including;

o	4.4 g/t gold over 2 metres and;

o	0.7 g/t gold over 21 metres

•	BKD-129: 2.6 g/t gold over 20 metres

•	BKD-166: 1.1 g/t gold over 36.0 metres

•	BKD-172: 0.7 g/t gold over 66.0 metres

In addition to the drilling at Bayan Khundii, a total of 1,326 metres of drilling in six drill holes has been completed at Erdene’s Altan Nar Project. The objective of the program is to establish continuity of the high-grade gold-polymetallic zone identified in the fourth quarter of 2016. The drill highlights include:

•	TND-105: 9.5 g/t AuEq over 14 metres (7.9 g/t gold, 43.7 g/t silver, and 1.8% combined lead-zinc)

•	TND-104: 3.1 g/t AuEq over 37 metres (2.2 g/t gold, 29.7 g/t silver, and 0.8% combined lead-zinc)

Reported intervals are not true width. At this time, there is insufficient data with respect to the shape of the mineralized system to calculate true orientations in space. For more information and for complete drill results visit Erdene’s website at www.erdene.com and see the press releases dated May 30, 2017, June 8, 2017 and July 17, 2017.

Sandstorm holds a 2% NSR royalty on Erdene’s Bayan Khundii and Altan Nar projects.

— Tower Reports 247 metres of 0.51% Cu and 0.3 g/t Au at Rabbit North

Tower Resources Ltd. (“Tower”) reported initial drill results from their flagship Rabbit North project in British Columbia, Canada. The results include long intervals of porphyry style copper and gold mineralization in several holes at the Western Magnetite Zone. The 2017 diamond drill program is ongoing at Rabbit North and the remaining assay results are expected in the coming weeks.

The Rabbit North project comprises over 16,000 hectares in the infrastructure-rich copper and gold porphyry belt of southern British Columbia. The producing New Afton copper-gold mine is located about 14 kilometres east of the main Rabbit North targets, and the Highland Valley Copper Mine operated by Teck Resources Ltd. is located 28 kilometres to the west.

Hole	Interval (m)	Cu (%)	Au (g/t)	CuEq (%)
RN17-012	8.0	0.15	0.1	0.22
RN17-013	36.0	0.20	0.1	0.24
RN17-014	220.0	0.15	0.1	0.21
including	107.0	0.19	0.1	0.27
including	63.5	0.21	0.2	0.31
including	35.0	0.29	0.2	0.42
RN17-015	247.0	0.51	0.3	0.75
including	142.3	0.60	0.4	0.87
including	37.9	0.84	0.6	1.21
including	26.5	0.97	0.6	1.39

Note: Copper Equivalent (CuEq) is used to express the combined value of copper and gold as a percentage of copper, for illustrative purposes. No allowances have been made for recovery losses that would occur in a mining scenario. CuEq is calculated on the basis of US$2.30 per pound of copper and US$1,240 per troy ounce of gold, using the formula: CuEq = [(%Cu)(22.0462)($lbCu)+(gptAu)(1/31.1035)($ozAu)]/[(22.0462)($lbCu).

Width refers to drill hole intercept. True widths have not been determined. For more information and complete drill results, visit Tower’s website at www.towerresources.ca and view the press dated July 11, 2017.

Sandstorm holds a 2% NSR on Tower’s Rabbit North, Nechako Gold, and More Creek properties.

— Kirkland Lake Gold Extends High-Grade Gold Mineralization

Kirkland Lake Gold Ltd. (“Kirkland Lake”) reported high-grade drill intercepts from underground exploration drilling at the South Mine Complex (“SMC”) at the Macassa Mine in Ontario, Canada, including results from the HM Claim. Recent results from 25 diamond drill holes totaling over 12,000 metres have intersected new mineralization extending the SMC east of the currently defined resource area and extending the current resource area on the Lower SMC Zone. Follow up drilling on the new system is planned for the rest of 2017. Drilling highlights from the HM Claim include:

•	53-3225: 160.3 g/t gold over 0.3 metres and 19.2 g/t gold over 0.9 metres

•	53-3224: 65.8 g/t gold over 2.1 metres

•	53-3218: 318.2 g/t gold over 0.3 metres

True widths have not been determined at this time. For more information and for complete drill results visit the Kirkland Lake Gold website at www.klgold.com and see the press release dated June 28, 2017.

Sandstorm holds a 2.0% NSR royalty on the HM Claim, which is located in the South Mine Complex at the Macassa Mine.

— Skeena Resources Releases Preliminary Economic Assessment for the Spectrum-GJ Project

Skeena Resources Limited (“Skeena”) has filed a Preliminary Economic Assessment (“PEA”) on their Spectrum-GJ copper gold project located in British Columbia, Canada. The PEA focuses on two resources that are approximately 14 kilometres apart, the Donnelly resource at GJ and the Spectrum Central Zone. The technical study is based on an open pit mine with a staged approach to production, starting at 10,000 tonnes per day at Donnelly and ramping up to 20,000 tonnes per day in year six when mining begins at Spectrum. Production is planned to reach 30,000 tonnes per day in year 12 of the 25 year mine life. The project has estimated initial capital expenditures of C$216 million. There is existing infrastructure near or in the project area, including grid hydro-power and a paved highway. Skeena is actively seeking a partner to advance the Spectrum-GJ Project.

For more information, visit the Skeena website at www.skeenaresources.com and see the press releases dated April 20, 2017 and May 25, 2017.

Sandstorm holds a 1.65% NSR royalty on the Spectrum project.

— Alexandria Minerals Focused on Gold Resource Expansion with 30,000 Metre Drill Program and Probe Metals Explores Optioned Cadillac Break East Property

Alexandria Minerals Corporation (“Alexandria”) has begun a 30,000 metre drilling program at its Orenada Zone 4 gold project in Quebec, Canada. The Zone 4 property is located at the western end of Alexandria’s 35 kilometre-long property package. Three drill rigs are now on site for the program, which is focusing on defining and expanding the near-surface gold resources. Alexandria is focusing on infill drilling in the open pit area (area of the 2009 resource estimate), as well as step-out drilling to the west and east.

A winter drilling program was completed in late April, totaling 9,100 metres in 35 holes to test high grade veins. Assay results included 9.0 g/t gold over 13.9 metres in diamond drill hole OAX-17-100.

Probe Metals Inc. (“Probe”) optioned Alexandria’s Cadillac Break East property in December 2016 whereby they may earn up to a 70% interest in the property. In April 2017, Probe completed an airborne geophysical survey over the Cadillac Break East claims.

For more information and full drill results, visit the Alexandria website at www.azx.ca and see the press releases dated May 10, 2017 and June 21, 2017.

Sandstorm holds a 1% NSR royalty and NSR buy-back rights on the Cadillac Break property group in the Val d’Or area.

— Bonterra Discovers New Zone at Gladiator and Closes Private Placement

Bonterra Resources Inc. (“Bonterra”) continues to expand their Gladiator Gold project in Quebec, Canada from the ongoing drilling program. On June 6, 2017 they announced the discovery of a new parallel gold zone to the south and west of the main Gladiator gold deposit, which is located in the West Arena portion of the project. The new South Zone has been intersected by four drill holes and Bonterra has identified over a 500 metre strike length to date.

Multiple gold zones continue to be intersected in the Rivage Gap area, confirming the existence of the Main and Footwall Gold Zones. Drilled dimensions of the Gladiator mineralization are now outlined to a depth of 850 metres below surface, and a strike length of 1,200 metres. The resource remains open in all directions. Highlights from the drilling program include:

•	BA-17-12:

o	8.8 g/t gold over 3.0 metres (new South Zone); and

o	11.1 g/t gold over 2.0 metres (Main Zone)

•	BA-17-04:

o	9.5 g/t gold over 4.2 metres (North Zone); and

o	10.0 g/t gold over 4.0 metres (Footwall Zone)

•	BA-17-21:

o	21.5 g/t gold over 3.0 metres (North Zone)

•	BA-17-22:

o	12.0 g/t gold over 3.8 metres (new South Zone)

On June 30, 2017, Bonterra announced the closing of a bought deal private placement for gross proceeds of C$20 million. The proceeds will be used to continue exploration activities.

Stated lengths are core width as drilled, true widths vary and average between 60 and 80 percent of drilled widths. For more information and for complete drill results visit the Bonterra website at www.bonterraresources.com and see the press releases dated May 16, 2017, June 6, 2017, June 30, 2017, and July 20, 2017.

Sandstorm holds a 1.0% NSR on the West Arena portion of the Gladiator Gold Deposit.

— Gowest Gold Announces 8.3 g/t Au over 7.7 metres and 6.5 g/t Au over 8.8 metres at the Bradshaw Gold Deposit

Gowest Gold Ltd. (“Gowest”) announced results from the recently completed drill program at the Bradshaw gold deposit in Ontario, Canada. The purpose of the program was to refine the geological model and the stope design in the upper portion of the Bradshaw deposit where a 30,000 tonne bulk sample is to be extracted beginning in the third quarter of 2017. Gowest completed 2,097 metres of drilling in 23 holes and every drill hole intersected gold mineralization. Drill highlights include:

•	GW17-317: 6.5 g/t gold over 8.8 metres including;

o	13.9 g/t gold over 3.8 metres

•	GW17-315: 3.3 g/t gold over 5.8 metres including;

o	6.9 g/t gold over 1.7 metres

•	GW17-312: 17.5 g/t gold over 1.3 metres

•	GW17-305: 8.3 g/t gold over 7.7 metres including;

o	22.8 g/t gold over 2.0 metres

•	GW17-306: 15.6 g/t gold over 1.1 metres

•	GW17-305: 13.4 g/t gold over 1.0 metres

•	GW17-304: 11.1 g/t gold over 1.9 metres

•	GW17-303: 10.0 g/t gold over 1.7 metres

Drill hole intercepts may not reflect the true width of the zones and no capping was applied to the gold grades. For more information and for complete drill results visit the Gowest website at www.gowestgold.com and see the press release dated July 7, 2017.

Sandstorm holds a 1% gross smelter returns royalty on Gowest’s North Timmins Gold Project, which includes the Bradshaw deposit.

— Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties and plans to grow and diversify its low cost production profile by making acquisitions.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178